DocuSign Envelope ID: A209599D-C39C-4EA4-9A20-82310F649645

WORLD TREE USA, LLC
SERIES A ECO-TREE 2022 ACT UNIT
DESIGNATION

WORLD TREE USA, LLC, a Nevada limited liability company (the "**Company**"), pursuant to the provisions of the Nevada Revised Statutes Chapter 86, and the Operating Agreement dated February 4, 2021, as amended from time to time (the "**Operating Agreement**"), does hereby state and certify that, pursuant to the authority expressly vested in World Tree Technologies, Inc, a Nevada corporation and the Company's Manager (the "**Manager**"), the Manager duly adopted the following resolution, which remains in full force and effect as of the date hereof:

RESOLVED, that this Unit Designation of the Series A Eco-Tree 2022 ACT Units dated as of April 21, 2022 (this "**Unit Designation**") be and hereby is adopted as follows:

1. **Designation**.

(a) Pursuant to Section 3.2 of the Operating Agreement, there is hereby created a class of units designated as the "Series A Eco-Tree 2022 ACT Units" (the "**Units**"), which shall provide to the holder of such Units the economic rights identified in Sections 3 of this Unit Designation, and as further described in the Company's Form C and related offering materials dated May 2, 2022, including amendments thereto (the "**Form C**") related to the performance of a specific Empress Splendor crop planted by, or anticipated to be planted by the Company**.**

(b) All Units issued pursuant to, and in accordance with the requirements of this Unit Designation, shall be fully paid and non-assessable units of the Company.

(c) Upon a final Harvest, the Units will cease to exist and Unit Holders will receive a distribution as provided in Section 3 of this Unit Designation.

2. **Definitions**. Capitalized terms used herein without definition have the meanings set forth in the Form C.

3. **Distributions, Resignation and Retirement**.

(a) **Distributions**.

(i) From time to time following the first Harvest and until the completion of the final Harvest, the Net Profits shall be distributed as follows:

(A) 25% of the Net Profits shall be distributed pro-rata to the Unit Holders and 25% shall be distributed to the Manager.

(b) **Resignation and Retirement**.

(i) Upon completion of the final Harvest and receipt of any and all distributions pursuant to 3(a)(i) hereof, Unit Holders shall automatically resign from the Company; and

(ii) upon resignation of the Unit Holder pursuant to Section 3(a)(i)(A) hereof, the Units be retired and shall cease to exist.

4. **Allocations of Profits and Losses**.

(a) Allocation of profits and losses of the Company for each fiscal year for the Unit Holders (the "P&L") shall be limited to 50% of the P&L associated with the ES Trees.

(b) P&L shall be allocated to each Unit Holder on a pro rata basis in accordance with the number of Units held by such Unit Holder.

5. **Voting Rights**. The Units do not carry any voting rights for any matters involving the management of the Company including removal or replacement of the Manager. The Units only carry such voting rights as required by applicable law.

6. **Invalidity of Provisions**. If any provision of this Unit Designation is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

IN WITNESS WHEREOF, this Unit Designation has been executed as of the date first written above.

MANAGER:

WORLD TREE TECHNOLOGIES, INC.

DocuSigned by:

By: Douglas Willmore

9F74235B5B65439...

Name: Douglas Willmore

Title: Chief Executive Officer